

Mail Stop 3561

September 28, 2017

Michael J. Skipworth
Chief Financial Officer
Wingstop Inc.
5501 LBJ Freeway
5th Floor
Dallas, TX 75240

    Re: **Wingstop Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2016
        Filed March 3, 2017
        File No. 001-37425

Dear Mr. Skipworth:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Lyn Shenk

                Lyn Shenk
                Branch Chief
                Office of Transportation and Leisure